UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-52051

(Check One):       ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K       ☒ Form 10-Q  ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: March 31, 2008

☐             Transition Report on Form 10-K
☐             Transition Report on Form 20-F
☐             Transition Report on Form 11-K
☐             Transition Report on Form 10-Q
☐             Transition Report on Form N-SAR

For the Transition Period Ended: ______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

THE MINT LEASING, INC.
Full name of registrant

LEGACY COMMUNICATIONS CORPORATION
Former name if applicable

323 N. LOOP WEST
Address of principal executive office (street and number)

HOUSTON, TEXAS 77008
City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

All of the Registrant’s officers and directors have been replaced after the end of the fiscal quarter and have not had sufficient time to become familiar with the financial reports to sign the required certifications.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Jerry Parish	(713)	665-2000
(Name)	(Area Code)	(Telephone Number)

(2)                 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
 ☒ Yes    ☐  No

(3)                 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  ☒ Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE MINT LEASING, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 14, 2008 Date: __________________	/s/ Jerry Parish. By: ___________________________________________ Name: Jerry Parish Title: Chief Executive Officer

Substantially all of Registrant’s operations will be reflected as discontinued operations in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 because the Registrant has entered into a letter of intent that provides, subject to certain conditions, for the transfer of substantially all of its assets and operations.  In addition, the Registrant did not complete the sale of a radio station during the six months ended June 30, 2008.  As a result, the Registrant will report only nominal revenues and a net loss from discontinued operations for the period ended June 30, 2008 compared to revenues of $1,889,910 and net income of $805,034 from discontinued operations for the period ended June 30, 2007.